Income Statement (Profit and Loss)

Kai's Kookies LLC
For the year ended December 31, 2020

Account	2020	2019
Income		
Paypal Sales	8,973.05	-
Sales	100,583.41	69,418.08
Shopify Sales	359.14	1,355.57
Shopify Shipping	7.91	284.93
Total Income	**109,923.51**	**71,058.58**
Cost of Goods Sold		
Baking Supplies	43,322.30	29,276.73
Cost of Goods Sold	-	189.00
Total Cost of Goods Sold	**43,322.30**	**29,465.73**
Gross Profit	**66,601.21**	**41,592.85**
Operating Expenses		
Advertising	9,808.52	2,772.59
Ask Client	348.12	-
Bank Service Charges	2,882.69	2,224.64
Charitable Giving	-	225.00
Consulting & Accounting	4,493.06	591.26
Contract Labor	3,104.41	3,544.63
Dues & Subscriptions	2,120.68	456.12
Entertainment	1,723.57	-
General Expenses	808.95	2,288.22
Income Tax Expense	-	51.00
Insurance	1,835.17	299.00
Interest Expense	648.25	284.25
Janitorial Expenses	312.45	-
KBS 10846 set up	8,048.05	-
Legal Expenses	1,103.13	388.53
Office Expenses	5,900.00	901.10
Postage & Delivery	207.79	1,077.45
Printing & Stationery	42.85	170.80
Rent	31,781.15	21,062.01
Repairs and Maintenance	517.97	270.63
Returns	777.94	-
Shopify Fees	3,096.29	1,164.65
Telephone & Internet	1,275.95	1,604.57
Travel	18.22	20.00
Utilities	2,291.68	-
Total Operating Expenses	**83,146.89**	**39,396.45**
Operating Income	**(16,545.68)**	**2,196.40**
Other Income / (Expense)		
Lisc Fund Grant	10,000.00	-
SBA	3,000.00	-
Total Other Income / (Expense)	**13,000.00**	**-**
Net Income	**(3,545.68)**	**2,196.40**